GENERAL CABLE CORPORATION

4 Tesseneer Drive

Highland Heights, KY 41076

(859) 572-8000

September 28, 2006

VIA EDGAR AND UPS

Ms. Nili Shah, Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:

General Cable Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 15, 2006

File No. 001-12983

Form 10-Q for Quarterly Period Ended June 30, 2006

Filed August 9, 2006

File No. 001-12983

Dear Ms. Shah:

This letter is being provided in response to your follow-up letter dated September 5, 2006 regarding General Cable Corporation’s (the Company) Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended June 30, 2006, File No. 001-12983.  Our responses to your comments are keyed to your letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Note 19.  Segment Information, page 85

1.

We have reviewed your response to our prior comments 3 and 4 from our letter dated July 28, 2006 and the information that you supplementally provided to us on August 28, 2006.  It remains unclear to us how you have determined that you have only three reportable segments.

Specifically, with respect to your Industrial & Specialty Segment, we note the following:

•

On page 12 of your letter dated August 9, 2006, you state, “the operating segments included in this reportable segment are primarily driven by the same long-term economic factor, that is, the level of industrial activity including repairs and maintenance and automation of existing facilities and the construction of new facilities.”  However, it is unclear how the economic factors

Ms. Nili Shah

September 28, 2006

driving auto repairs would be the same as those driving construction.  Similarly, it is unclear how the economic factors driving factory maintenance would be consistently similar to those driving the construction of new facilities, as we would except that in some cases, a customer would choose to do one or the other, depending on the prevailing economic factors.

•

Based on the information that you provided to us on August 28, 2006, we note that the gross margins and operating margins for your Automotive business and Industrial business are significantly different from the other businesses that you have aggregated into your Industrial & Specialty segment.  We also note that the remaining businesses that have been aggregated into this segment do not appear to trend consistently over the past five years, as some businesses have shown a greater decrease or increase compared to the other businesses.

•

We note your response on page 12 that the operating margins of the Automotive operating segment are higher than the overall Industrial & Specialty segment in part because of the internal transfer pricing mechanism that is utilized.  You also state that if Automotive is externally reported, additional costs would be allocated to it.  However, we draw your attention to paragraph 29 of SFAS 131, which states that “the amount of each segment item reported shall be the measure reported to the chief operating decision maker…”  In addition, please note paragraphs 79 and 80 of SFAS 131, which state that the Board decided to retain an approach that requires separate reporting for segments, regardless of whether or not transfer prices are based on quoted market prices.

•

We also note, based on appendix IV of your response dated August 9, 2006, that although Automotive revenue only represents 3% of consolidated revenue, it still breaches the quantitative threshold in paragraph 18.b of SFAS 131.

•

We further note in your response on page 13, item d, that you expect the operating segment margins for Carol and Industrial to continue to vary for the next 18 to 24 months.

•

Finally, we assume that your Silec acquisition forms a large part of the Europe operating segment.  If our understanding is correct, we would expect that Europe will be economically dissimilar from the other operating segments, based on your statement on page 4 of your letter dated August 9, 2006, that “a key part of our acquisition strategy involves buying companies at net book value or less that have been dealing with operational issues or have been marginalized by competitors and…[creating] income accretive operations.”

As such, your basis for aggregating the operating segments within your Industrial & Specialty reportable segment remain unclear.

Ms. Nili Shah

September 28, 2006

It is also unclear to us how you determined to aggregate the businesses within your Communications segment.  We note your response on page 14 of the letter dated August 9, 2006 that, “the Company considers the difference in reported financial results between the OVD operating segment and the Datacom segment as being one more of timing and the need to significantly reduce our cost position in Datacom manufacturing than one due to different economic drivers.”  This statement indicates that, for the periods presented in your Form 10-K, the OVD and Datacom operating segments did not experience similar economic characteristics.  Based on the information provided on August 28, 2006, we also note that the gross margins and the operating margins of each of your businesses within your Communications segment have fluctuated significantly and differently from each other, further demonstrating that these operating segments are not economically similar.

We note your response on pages 14 and 15 of your letter dated August 9, 2006, that under your Energy segment, the product offering in Europe is identical to that of your North American Utility business and your European business also experiences similar economic influences and utilizes similar production processes.  However, based on the information provided on August 28, 2006, the operating segments that you have aggregated into the Energy segment appear to have experienced neither consistent gross margins or operating margins nor similar trends in gross margins or operating margins over the past five years.

Paragraph 17 of SFAS 131 states that in order to aggregate operating segments into a reportable segment, they must have similar economic characteristics.  After consideration of the above, it does not appear that each of the businesses that you have aggregated into your current reportable segments have experienced similar economic characteristics.  Therefore, please amend your Form 10-K for year ended December 31, 2005 and any subsequent filings on Form 10-Q to include segment disclosures as required in paragraphs 25 through 28 and 33 of SFAS 131.  Specifically, it appears that each of your operating segments should be separately presented, except to the extent that they do not meet the quantitative thresholds in paragraph 18 of SFAS 131.

We remind you that when you file your restated Form 10-K for December 31, 2005, and your restated Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, you should appropriately address the following:

•

an explanatory paragraph in the audit opinion,

•

full compliance with SFAS 154, paragraphs 25 and 26,

•

fully update all affected portions of the document, including MD&A,

•

Item 9A. disclosures that include the following:

o

a discussion of the restatement and the facts and circumstances surrounding it,

o

how the restatement impacted the CEO and CFO’s conclusions regarding the effectiveness of their disclosure controls and procedures,

Ms. Nili Shah

September 28, 2006

o

changes to internal controls over financial reporting, and

o

anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

Refer to Items 307 and 308(c) of Regulation S-K.

•

updated reports from management and your independent auditors regarding your internal controls over financial reporting.

•

updated certifications.

Please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion that previously issued financial statements cannot be relied upon.

Response

We note your comments.  In formulating our response, we want to assure you that the Company has considered all of the points raised in the three letters received from the Staff.  We based our historically reported segments upon the criteria contained in SFAS 131, paragraph 17, including similarities in products, production processes, customer types, distribution methods, regulatory environments and the economic characteristics of our operating segments.  While we believe that our historical segment disclosure has been appropriate and consistent with the objective and principles of SFAS 131, we also now understand through the Staff’s correspondence that the Staff weighs the quantitative factors of SFAS 131, specifically as it relates to economic similarities, more heavily in determining the appropriate reporting segments.  For this reason, we propose to realign our reportable segments in order to enhance our footnote disclosures.  If the Staff agrees with our proposed reporting segments, we will restate our previously filed 10-K for 2005 and restate our previously filed 10-Q’s for the first and second quarters of 2006 (fully updating all affected portions of the documents, including MD&A).  We will also consider the other matters raised in the Staff’s September 5th letter, including the need to file a Form 8-K and the impact of the restatement on our prior assessment of the adequacy and effectiveness of our disclosure controls and internal controls over financial reporting.

Ms. Nili Shah

September 28, 2006

Our proposed reporting segments are shown in the table below:

Current Segments	Proposed Reporting Segments
Industrial & Specialty • Carol • Industrial	North American Portable Power and Control • Carol operating segment
• Automotive • Assemblies • Europe • Asia Pacific

North American Electrical Infrastructure

•

Industrial operating segment

Transportation and Industrial Harnesses

•

Automotive operating segment

•

Assemblies operating segment

International Electrical Infrastructure

•

Europe I&S operating segment

•

Asia Pacific I&S operating segment

Communications	Telecommunications • OVD operating segment
• OVD Products • Datacom • Europe • Asia Pacific	Networking • Datacom operating segment • Europe Communications operating segment • Asia Pacific Communications operating segment
Energy • North American Utility • Europe • Asia Pacific	North American Electric Utility • Utility operating segment International Electric Utility • Europe Energy operating segment • Asia Pacific Energy operating segment

In summary, the Company is proposing to separately report the Carol, Industrial, OVD, and North American Utility operating segments and to combine the Automotive and Assemblies operating segments into a Transportation and Industrial Harnesses segment, the European and Asia Pacific Industrial & Specialty operating segments into an International Electrical Infrastructure segment, the Datacom, European and Asia Pacific Communications operating segments into a Networking segment, and the European and Asia Pacific Energy operating segments into an International Electric Utility segment.

The basis for the reporting segments proposed above includes the following considerations:

Ms. Nili Shah

September 28, 2006

•

With regard to the Carol operating segment, it does have the qualitative similarities required for aggregation, as listed in paragraph 17 of SFAS 131, compared to the Industrial, European I&S and Asia Pacific I&S operating segments.  They utilize the same production processes to manufacture similar products that are sold to similar classes of customers, through similar distribution methods.  They are also all subject to similar regulatory environments, including product specification setting processes.  However, based on a quantitative measure of the average quarterly gross margin percentages for the 7 year period from 2001 to 2007, the Company recognizes that the Carol operating segment does not have the similar quantitative economic characteristics that are required under paragraph 17 of SFAS 131.  Therefore, the Company believes that Carol should be a separately reported segment (North American Portable Power and Control) under the guidelines contained in paragraph 16 of SFAS 131.

•

With regard to the Industrial operating segment, it also has the qualitative similarities required for aggregation, as listed in paragraph 17 of SFAS 131, compared to the Carol, European I&S and Asia Pacific I&S operating segments, such as utilizing the same production processes to manufacture similar products that are sold to similar classes of customers, through similar distribution methods.  The business also operates in similar regulatory environments, including product specification setting processes.   However, based on a quantitative measure of the average quarterly gross margin percentages for the 7 year period from 2001 to 2007, the Company recognizes that the Industrial operating segment does not have the similar quantitative economic characteristics that are required under paragraph 17 of SFAS 131.  Although this operating segment does not exceed the quantitative thresholds of paragraph 18 of SFAS 131 as a separate reportable segment, the Company believes that given the continued significance of the North American Industrial operating segment that it would be helpful to investors to disclose it as a separately reported segment (North American Electrical Infrastructure) as permitted within SFAS 131, paragraph 16.

•

With regard to the European and Asia Pacific Industrial & Specialty operating segments, they do have the qualitative similarities required for aggregation as listed in paragraph 17 of SFAS 131.  They utilize the same production processes to manufacture similar products that are sold to similar classes of customers, through similar distribution methods.  They are also both subject to similar regulatory environments, including product specification setting processes.  From a quantitative perspective, these two operating segments’ average quarterly gross margin percentages for the seven year period from 2001 to 2007 are similar.  Considering the above and based on the quantitative immateriality of the Asia Pacific Industrial & Specialty operating segment to the Company as a whole, the Company believes that the Asia Pacific Industrial & Specialty operating segment can be aggregated with the European Industrial & Specialty operating segment to form the proposed International Electrical Infrastructure reporting segment.  The Company will monitor this

Ms. Nili Shah

September 28, 2006

conclusion on a regular basis going forward.  Also, in the Staff’s September 5th letter to the Company, the Staff inquired as to the impact of the Silec acquisition on the European I&S operating segment. In response to the Staff’s question, we supplementally advise the Staff that the Silec acquisition is forecasted to represent approximately 30% of Europe’s Industrial & Specialty sales in 2006 and 15% of its operating income. Silec’s operating margin for its Industrial & Specialty products for 2006 is forecasted to be only 3.9% below that of the historical European Industrial & Specialty operating segment and it is expected to improve to the level reported by the European I & S operating segment over time. Therefore, the Silec acquisition is not expected to materially change the financial performance of the Europe I&S operating segment in the foreseeable future.

•

With regard to the Automotive operating segment, it does not have the SFAS 131 paragraph 17 qualitative similarities required to aggregate it with the Carol, Industrial or International I&S operating segments.  From a quantitative perspective, the Automotive operating segment’s average quarterly gross margin percentage for the seven year period from 2001 to 2007 is also not similar to the Carol, Industrial, and International I&S gross margin percentages. In determining if the Automotive operating segment should be reported as a separate reporting segment or aggregated with another operating segment for segment reporting purposes, the Company considered several factors. The Automotive segment did meet the criteria in paragraph 18 of SFAS 131 for being reported as a separate segment based upon its internally reported results for 2005 (with transfer pricing at cost). However, it did not meet such criteria in 5 of the last 9 years (again, on the basis of internally reported financial results) and is not expected to meet such criteria in 2006 or in the foreseeable future. The Assemblies operating segment is the most logical operating segment to aggregate the Automotive operating segment with because it has some of the SFAS 131 paragraph 17 qualitative similarities required to aggregate it with the Automotive operating segment such as utilizing similar production processes to manufacture similar products that are sold to similar classes of customers.  The Assemblies and Automotive operating segments are managed by the same individual and in 2006 this individual reports the results of the Automotive and Assemblies businesses combined to the North American Leadership Team and in 2007 he does not plan to maintain separate internal income statements for the operating segments. For reference purposes the Automotive and Assemblies operating segments are forecasted in 2006 to represent approximately 2.2% and 1.0%, respectively, of consolidated net sales, 5.9% and 2.0%, respectively, of consolidated operating income, and 2.7% and 0.7%, respectively, of consolidated total assets. The Assemblies operating segment is clearly immaterial to the Corporation as a whole. Therefore, the Company believes that the Assemblies operating segment should be aggregated with the Automotive operating segment to form the proposed Transportation and Industrial Harnesses reporting segment.

Ms. Nili Shah

September 28, 2006

•

With regard to the Outside Voice and Data operating segment, it does have the qualitative similarities required for aggregation, as listed in paragraph 17 of SFAS 131, compared to the Datacom, European Communications and Asia Pacific Communications operating segments.  These operating segments manufacture and sell wire and cable products that carry low-voltage signals for data and voice communications. The production processes utilized to produce these products are also very similar in nature (in some cases the equipment utilized is inter-changeable). The operating segments all sell to telephone operating companies and to other customers for use in the voice and data communications network infrastructure. They all also distribute their products directly to end users and through distributors and their products are subject to very similar product specification standard setting processes. Finally, qualitative economic characteristics are similar in that demand for the operating segments’ products is driven by the level of demand for additional voice and data transmission capacity and the increased demand for cables with higher bandwidth capabilities.  From a quantitative perspective, while the OVD operating segment’s and the Datacom operating segment’s average quarterly gross margin percentages for the 7 year period from 2001 to 2007 are similar, the gross margin percentage variations by quarter over the seven year period across all four operating segments did not occur in a similar manner, thus somewhat contradicting the economically similar argument.  For these reasons and the fact that the OVD operating segment does meet the financial criteria contained in paragraph 18 of SFAS 131 by itself, the Company proposes to report the OVD operating segment separately as a reporting segment (Telecommunications) and to aggregate the Datacom, European Communications and Asia Pacific Communications operating segments into a Networking reporting segment.  Although the Datacom operating segment does not by itself exceed the quantitative thresholds of paragraph 18 of SFAS 131, the Company believes that given its continued significance that it would be helpful to investors to disclose it as a separately reported segment with the European and Asia Pacific Communications operating segments.  Considering the above and based on the quantitative immateriality of the European and Asia Pacific Communications operating segments to the Company as a whole, the Company believes that the European and Asia Pacific Communications operating segments can be aggregated with the Datacom operating segment to form the proposed Networking reporting segment.  The Company will monitor this conclusion on a regular basis going forward.

•

With regard to the North American Utility operating segment, it does have the qualitative similarities with the European and Asia Pacific Energy operating segments required for aggregation.  They utilize the same production processes to manufacture similar products that are sold to similar classes of customers, through similar distribution methods.  They are also all subject to similar regulatory environments, including product specification setting processes.  However, based on a quantitative measure of the average quarterly gross margin percentages for the 7 year period from 2001 to 2007, the Company has concluded that the North America Utility operating

Ms. Nili Shah

September 28, 2006

segment does not have the similar quantitative economic characteristics that are required under paragraph 17 of SFAS 131 for aggregation.  Therefore, the Company believes that it should be a separately reported segment (North American Electric Utility) under the guidelines contained in paragraph 16 of SFAS 131.

•

With regard to the European and Asia Pacific Energy operating segments, they do have the qualitative similarities required for aggregation as listed in paragraph 17 of SFAS 131.  They utilize the same production processes to manufacture similar products that are sold to similar classes of customers, through similar distribution methods.  They are also both subject to similar regulatory environments, including product specification setting processes.  From the quantitative standpoint, these two operating segments’ average quarterly gross margin percentages for the 7 year period from 2001 to 2007 are similar.  Considering the above and based on the quantitative immateriality of the Asia Pacific Energy operating segment to the Company as a whole, the Company believes that the Asia Pacific Energy operating segment can be aggregated with the European Energy operating segment to form the proposed International Electric Utility reporting segment.  The Company will monitor this conclusion on a regular basis going forward.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Current Business Environment, page 40

 2.

We note your disclosure on page 40 that as a result of delays in customer shipments into the third quarter, you benefited from copper hedge positions that were closed prior to the recognition of the hedged sales transactions, and as a result of the LIFO inventory method, you recognized $8.5 million in reduced material cost.  Please explain in more detail to us the reason you recognized the $8.5 million in the second quarter.  We assume that you accounted for these copper hedges as cash flow hedges. Accordingly, please tell us your consideration of paragraphs 32(b) and 31 of SFAS 133.  Specifically, paragraph 32(b) states that an entity shall discontinue a cash flow hedge prospectively when a derivative is terminated.  Paragraph 32 then states that the net gain or loss shall remain in accumulated comprehensive income and be reclassified into earnings as specified in paragraph 31, that is, when the asset acquired affects earnings.  Because the copper assets will affect earnings in some period after the second quarter of fiscal 2006, it is unclear why you recognized the $8.5 million in the second quarter.

Ms. Nili Shah

September 28, 2006

Response

In our disclosure on page 40, we used the terms, “hedge” and “hedged,” in an economic sense, and not a technical accounting sense.  From a technical accounting perspective, the facts are as follows:

1.

Normal Purchases – During the second quarter, our North American operation purchased copper under fixed price agreements that had been previously executed with our vendors at prices that, over time, became favorable due to increases in the market price of copper.  Under these agreements, we purchased copper during the second quarter at prices that were $6.0 million less than the prevailing spot prices. These fixed price purchase commitments met the definition of a derivative under FASB Statement No. 133, and, at inception, we had designated these contracts as “normal purchases” under paragraph 10b(1) of that standard.  As a result, these contracts were exempt from the accounting requirements of Statement No. 133.  Accordingly, we did not record any amounts in our financial statements relating to these copper purchase commitments until we ultimately took delivery of the copper during the second quarter.  At that time, the copper inventory was recorded at the contract prices paid to our vendors, which were approximately $6 million less than the prevailing second quarter spot market prices.  Under the LIFO method, these inventory purchases were relieved to cost of goods sold (COGS) during the second quarter.

2.

Cash Flow Hedges – During the second quarter, our European operation made certain copper purchases that had been designated as the hedged forecasted transactions in cash flow hedging relationships under paragraph 28 of Statement No. 133.  The hedging instruments in these cash flow hedging relationships were London Metals Exchange futures contracts.  Due to increases in copper prices over the term of these futures contracts, the contracts increased in value and ultimately resulted in realized gains.  Over the life of these contracts, the effective portion of these gains ($2.5 million) was recorded in other comprehensive income in accordance with paragraph 30 of Statement No. 133.  During the second quarter, the hedged forecasted copper purchases were received into inventory and relieved to COGS under the LIFO method.  Under paragraph 31 of Statement No. 133, the recognition of COGS for these hedged copper purchases was the triggering event that resulted in the reclassification of accumulated other comprehensive income to earnings.  Please note that the futures contracts were not terminated prior to the occurrence of the hedged forecasted copper purchases.  As a result, paragraph 32b of Statement No. 133 was not applicable.

In our disclosure on page 40, our intention was to describe the impact on earnings of the delay in customer shipments that we experienced.  As background, we had previously made certain sales commitments at fixed prices that reflected the price of copper at the time these

Ms. Nili Shah

September 28, 2006

sales commitments were made.  These fixed price sales commitments were the economic impetus for our execution of the related fixed price forward copper purchases and futures contracts in order to “lock in” the price of copper for the inventory we were expecting to use in the fulfillment of these sales.  However, due to a delay in the timing of these sales, the second quarter hedged copper purchases and lower priced copper purchases were used to fulfill other sales commitments at higher sales prices reflecting the current market price of copper.  This resulted in an unusual increase in our second quarter margins of $8.5 million.  When the delayed sales are ultimately recognized in the third quarter, we expect that our margins will be abnormally low by a like amount due to the use of relatively higher priced copper purchases to fulfill these lower priced sales commitments.

From an economic perspective, we regard these sorts of sales commitments as having been “hedged” as a result of the risk mitigation obtained through the fixed-price copper purchase and cash flow hedging strategies discussed above.  However, from a technical accounting perspective, these sales have not been designated in hedging relationships at all.  To the extent there were accounting hedges in place under Statement No. 133, these accounting hedges strictly related to forecasted purchases of copper inventory.

In summary, we believe that our accounting for our copper purchases and the related cash flow hedges was proper and that the $2.5 million of hedging gains was properly reclassified to earnings during the second quarter at the time the hedged copper purchases were relieved from inventory and recognized in COGS.

In future filings, we will refine our disclosures to clarify the technical accounting considerations described above.

Liquidity and Capital Resources, page 52

3.

We note your response to our prior comment 3 in your letter dated July 12, 2006 that one of the reasons for the significant increase in your accounts receivables from December 31, 2004 to December 31, 2005 is the $91 million related to the Silec and Beru acquisitions.  However, we note that as of June 30, 2006, your days sales outstanding has continued to grow.  As such, please explain to us and include in your liquidity and capital resources discussion in future filings, the reason for the increase in your accounts receivables and days sales outstanding ratio.

Response

The increase in the accounts receivable balance from December 31, 2005 to June 30, 2006 is principally the result of higher sales volumes and higher selling prices in response to the unprecedented increase in the price of various raw materials, especially copper, during the first half of 2006 as was stated in our 2nd Quarter Form 10-Q.

Ms. Nili Shah

September 28, 2006

The increase in the DSO metric from approximately 62 days at December 31, 2005 to approximately 70 days at June 30, 2006 is principally due to the inclusion of the Silec business.  Because the Silec acquisition occurred near the end of 2005, the December 31, 2005 balance sheet included the Silec accounts receivable without the corresponding revenue impact in the financial statements.  Therefore, the December 31, 2005 DSO metric, as adjusted to remove the balance sheet impact of the Silec acquisition, is representative of the global DSO of the historical businesses.  Silec’s accounts receivable terms are longer than those of our traditional North American based business and consistent with the longer terms present in our historical European business.  The June 2006 DSO computation, when performed on a global basis, therefore gives a greater weighting to our European receivables with the addition of Silec where the trade terms are longer than those used in North America and therefore increases the global DSO metric as compared to the adjusted December 31, 2005 metric.   We believe that the majority of the Silec accounts receivable balances are collectible and that we are properly reserved for the minority of the accounts where there may be a collection risk.  Excluding the impact of the Silec acquisition, the remaining accounts receivable DSO is consistent with both our expectations and with corresponding prior periods.

We will, in future filings, disclose the impact of the Silec acquisition on our DSO as described above and discuss other fluctuations in DSO when that measure significantly deviates from expectations.

In connection with responding to the Staff’s comments, we acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Nili Shah

September 28, 2006

Please contact me at (859) 572-8877 or the Company’s Senior Vice President, Controller and Treasurer, Brian Robinson, at (859) 572-8483 should the Staff have questions with respect to our responses.

Sincerely,

/s/ CHRISTOPHER F. VIRGULAK

Christopher F. Virgulak

Executive Vice President and Chief Financial Officer

General Cable Corporation

Enclosures

Cc:

Gregory B. Kenny

Brian Robinson

Eric Teegarden